Mail Stop 3561

May 4, 2010

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, California 92121

> **Re:** **PriceSmart, Inc.**
> **Form 10-K for the Year Ended August 31, 2009**
> **Filed November 9, 2009**
> **File No. 0-22793**

Dear Mr. Price:

We have completed our review of your annual report on Form 10-K and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert E. Burwell, Esq.
        Latham & Watkins LLP
        Via facsimile